                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 9)(1)

                           Tri-Continental Corporation
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.50 per share
                         (Title of Class of Securities)

                                    895436103
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 12, 2007
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the
following box |_|.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 18 Pages)

--------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 2 of 18 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  5,252,515
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              5,252,515
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,252,515
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 3 of 18 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ARTHUR D. LIPSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  5,253,416
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              5,253,416
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,253,416
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 4 of 18 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT HEDGED PARTNERS L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,372,715
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,372,715
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,372,715
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 5 of 18 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT ACTIVISM PARTNERS LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,235,800
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,235,800
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,235,800
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 6 of 18 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  644,000
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              644,000
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    644,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 7 of 18 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,810,050
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,810,050
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,810,050
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 8 of 18 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BENCHMARK PLUS PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,525,175
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,525,175
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,525,175
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 9 of 18 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BENCHMARK PLUS MANAGEMENT, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  3,335,225
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              3,335,225
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,335,225
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 10 of 18 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    SCOTT FRANZBLAU
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  3,335,225
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              3,335,225
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,335,225
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 11 of 18 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ROBERT FERGUSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  3,335,225
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              3,335,225
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,335,225
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 12 of 18 Pages
----------------------                                    ----------------------

      The following  constitutes  Amendment  No. 9 ("Amendment  No. 9") to the
Schedule  13D  filed by the  undersigned.  This  Amendment  No.  9 amends  the
Schedule 13D as specifically set forth.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 is hereby amended and restated as follows:

            The  aggregate  purchase  price of the  5,252,515  shares  of common stock, $.50 par value per share (the "Common Stock") beneficially owned by WILLC is approximately  $106,720,958,  including brokerage commissions.  The shares of
Common Stock  beneficially owned by WILLC were acquired with the working capital of each of WIHP,  WIAP and WIIP. The aggregate  purchase price of the 901 shares of Common Stock owned directly by Mr. Lipson is approximately $18,785, including brokerage  commissions.  The shares of Common Stock owned directly by Mr. Lipson were acquired with personal funds. The aggregate purchase price of the 3,335,225 shares of Common Stock beneficially  owned by BPM is approximately  $60,782,340, including brokerage  commissions.  The shares of Common Stock beneficially owned by BPM were acquired with the working capital of BPIP and the working capital of
BPP.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Item 5 is hereby amended and restated as follows:

            (a) The  aggregate  percentage  of shares of Common  Stock  reported owned by each person  named  herein is based upon  102,443,745  shares of Common
Stock  outstanding  as of June 30, 2007,  as reported in the Issuer's  Certified
Shareholder  Report  on Form  N-CSRS  filed  with the  Securities  and  Exchange
Commission on September 5, 2007.

            As of the close of business on November  13,  2007,  WIHP,  WIAP and
WIIP,  beneficially  owned  2,372,715,  2,235,800  and 644,000  shares of Common
Stock,   respectively,   constituting   approximately   2.3%,   2.2%   and  0.6%
respectively,  of the shares of Common  Stock  outstanding.  WILLC  beneficially owned 5,252,515 shares of Common Stock,  constituting  approximately 5.1% of the shares of Common Stock  outstanding.  Mr. Lipson  beneficially  owned  5,253,416 shares of Common Stock, constituting  approximately 5.1% of the shares of Common
Stock outstanding.

            As the general  partner or managing  member,  as the case may be, of
WIHP,  WIAP and WIIP,  WILLC may be deemed  to  beneficially  own the  5,252,515 shares of Common  Stock owned in the  aggregate by WIHP,  WIAP and WIIP.  As the managing  member of WILLC,  Mr.  Lipson  may be deemed to  beneficially  own the
5,252,515 shares of Common Stock beneficially owned by WILLC, in addition to the
901 shares of Common Stock owned directly by Mr. Lipson.

            As of the close of  business  on  November  13,  2007,  BPIP and BPP beneficially owned 1,810,050 and 1,525,175 shares of Common Stock, respectively, constituting  1.8%  and  1.5%,  respectively,  of the  shares  of  Common  Stock outstanding.  As the  managing  member  of BPIP and BPP,  BPM may be  deemed  to

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 13 of 18 Pages
----------------------                                    ----------------------

beneficially  own the 3,335,225 shares of Common Stock owned in the aggregate by
BPIP and BPP,  constituting  approximately  3.3% of the  shares of Common  Stock outstanding.  As managing members of BPM, Messrs.  Franzblau and Ferguson may be deemed to  beneficially  own the 3,335,225  shares of Common Stock  beneficially owned by BPM,  constituting  approximately  3.3% of the  shares of Common  Stock outstanding.

            Each of WILLC, Mr. Lipson,  WIHP, WIAP and WIIP disclaims beneficial ownership  of the  shares  of  Common  Stock  beneficially  owned  by the  other
Reporting Persons.

            Each of BPIP,  BPP, BPM, Mr.  Ferguson and Mr.  Franzblau  disclaims beneficial  ownership  of the shares of Common Stock  beneficially  owned by the other Reporting Persons.

            (b) Each of WILLC and Mr.  Lipson is deemed to have sole  voting and dispositive power over the shares of Common Stock reported as beneficially owned by WIHP, WIAP and WIIP by virtue of their  respective  positions as described in paragraph (a).

            Each of BPM, Mr.  Ferguson and Mr.  Franzblau is deemed to have sole voting  and  dispositive  power  over the  shares of Common  Stock  reported  as beneficially  owned by BPIP and BPP by virtue of their  respective  positions as described in paragraph (a).

            Neither  WILLC,  Mr.  Lipson,  WIHP,  WIAP nor WIIP  has  voting  or dispositive  control over the shares of Common Stock held by the other Reporting
Persons.  Neither BPIP, BPP, BPM, Mr. Franzblau,  nor Mr. Ferguson has voting or dispositive  control over the shares of Common Stock held by the other Reporting
Persons.

            (c) Schedule A annexed hereto lists all  transactions  in the shares of Common Stock by the Reporting Persons during the past 60 days.

            (d) No person other than the Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the shares of Common Stock.

            (e) Not applicable.

Item 6.     CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

            Item 6 is hereby amended to add the following:

            As of the date  hereof,  each of  WIHP,  WIAP and WIIP is a party to certain  equity swap  arrangements  (the "Swap  Arrangements")  with a financial
institution   (the  "Bank")  as  the   counterparty.   Pursuant  to  these  Swap
Arrangements,  each of WIHP,  WIAP and WIIP is  obligated to pay to the Bank the equity  notional  amount on a total of 450,000,  450,000  and 100,000  shares of
Common Stock,  respectively,  subject to the Swap  Arrangements  (the "Reference
Shares") as of the  beginning of the valuation  period  (which resets  monthly), plus  interest.  At the  termination  of the  Swap  Arrangements,  the  Bank  is obligated  to pay to each of  WIHP,  WIAP and  WIIP  the  market  value of their respective  interest  in the  Reference  Shares  as of the end of the  valuation period.  Any dividends  received by the Bank on the Reference  Shares during the

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 14 of 18 Pages
----------------------                                    ----------------------

term of the Swap  Arrangements will be paid to WIHP, WIAP and WIIP. All balances will be cash  settled  and there will be no  transfer  to WIHP,  WIAP or WIIP of voting or dispositive  power over the Reference  Shares.  The Swap  Arrangements expire on May 5, 2008. The Reporting  Persons disclaim  beneficial  ownership of the Reference Shares except to the extent of their pecuniary  interest  therein.
The Reference Shares are not included as part of the totals, with respect to the
Common Stock, disclosed herein by the Reporting Persons.

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 15 of 18 Pages
----------------------                                    ----------------------

                                        SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2007        WESTERN INVESTMENT LLC

                                By: /s/ Arthur D. Lipson
                                    --------------------------------------------
                                Name:  Arthur D. Lipson
                                Title: Managing Member

                                WESTERN INVESTMENT HEDGED PARTNERS L.P.

                                By: Western Investment LLC,
                                Its General Partner

                                By: /s/ Arthur D. Lipson
                                    --------------------------------------------
                                Name:  Arthur D. Lipson
                                Title: Managing Member

                                WESTERN INVESTMENT ACTIVISM PARTNERS LLC

                                By: Western Investment LLC,
                                Its Managing Member

                                By: /s/ Arthur D. Lipson
                                    --------------------------------------------
                                Name:  Arthur D. Lipson
                                Title: Managing Member

                                WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC

                                By: Western Investment LLC,
                                Its Managing Member

                                By: /s/ Arthur D. Lipson
                                    --------------------------------------------
                                Name:  Arthur D. Lipson
                                Title: Managing Member

                                /s/ Arthur D. Lipson
                                ------------------------------------------------
                                ARTHUR D. LIPSON

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 16 of 18 Pages
----------------------                                    ----------------------

                                BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

                                By: Benchmark Plus Management, L.L.C.,
                                Its Managing Member

                                By: /s/ Scott Franzblau
                                    --------------------------------------------
                                Name:  Scott Franzblau
                                Title: Managing Member

                                By: /s/ Robert Ferguson
                                    --------------------------------------------
                                Name:  Robert Ferguson
                                Title: Managing Member

                                BENCHMARK PLUS PARTNERS, L.L.C.

                                By: Benchmark Plus Management, L.L.C.,
                                Its Managing Member

                                By: /s/ Scott Franzblau
                                    --------------------------------------------
                                Name:  Scott Franzblau
                                Title: Managing Member

                                By: /s/ Robert Ferguson
                                    --------------------------------------------
                                Name:  Robert Ferguson
                                Title: Managing Member

                                BENCHMARK PLUS MANAGEMENT, L.L.C.

                                By: /s/ Robert Ferguson
                                    --------------------------------------------
                                Name:  Robert Ferguson
                                Title: Managing Member

                                By: /s/ Scott Franzblau
                                    --------------------------------------------
                                Name:  Scott Franzblau
                                Title: Managing Member

                                /s/ Scott Franzblau
                                ------------------------------------------------
                                SCOTT FRANZBLAU

                                /s/ Robert Ferguson
                                ------------------------------------------------
                                ROBERT FERGUSON

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 17 of 18 Pages
----------------------                                    ----------------------

                                   SCHEDULE A
       TRANSACTIONS IN THE SHARES OF COMMON STOCK DURING THE PAST 60 DAYS

  Shares of Common Stock           Price Per                  Date of
    Purchased /(Sold)               Share($)               Purchase/Sale
    -----------------               --------               -------------

                    WESTERN INVESTMENT ACTIVISM PARTNERS LLC
                    ----------------------------------------
          (9,500)                   24.4589                  10/03/07
          (8,000)                   24.6082                  10/11/07
         (12,300)                   24.6561                  10/15/07
          (6,800)                   24.5780                  10/16/07
         (19,400)                   24.5247                  10/17/07
         (10,700)                   24.6384                  10/18/07
         (25,000)                   24.3651                  10/19/07
          (1,200)                   23.9271                  10/22/07
          (2,900)                   23.8462                  10/24/07
          (6,600)                   24.1082                  11/01/07
        (100,000)                   23.7000                  11/05/07
          (1,600)                   23.8009                  11/06/07
          (8,400)                   23.5498                  11/07/07
        (100,000)                   23.3300                  11/07/07
         (21,400)                   23.0566                  11/08/07
          (5,700)                   22.7269                  11/09/07
        (250,000)                   22.2000                  11/12/07

                     WESTERN INVESTMENT HEDGED PARTNERS L.P.
                     ---------------------------------------
          (9,500)                   24.4579                  10/03/07
            (200)                   24.7071                  10/09/07
          (7,900)                   24.6082                  10/11/07
         (12,300)                   24.6561                  10/15/07
          (6,800)                   24.5780                  10/16/07
         (19,500)                   24.5247                  10/17/07
         (10,700)                   24.6384                  10/18/07

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 18 of 18 Pages
----------------------                                    ----------------------

         (25,000)                   24.3651                  10/19/07
          (1,200)                   23.9271                  10/22/07
          (2,900)                   23.8462                  10/24/07
            (300)                   23.9404                  10/25/07
          (6,700)                   24.1082                  11/01/07
        (100,000)                   23.9700                  11/01/07
        (100,000)                   23.9100                  11/02/07
          (8,400)                   23.5498                  11/07/07
         (21,400)                   23.0566                  11/08/07
          (5,700)                   22.7269                  11/09/07
        (250,000)                   22.5800                  11/13/07

                  WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC
                  ---------------------------------------------
                                      None

                             WESTERN INVESTMENT LLC
                             ----------------------
                                      None

                                ARTHUR D. LIPSON
                                ----------------
                                      None

                    BENCHMARK INSTITUTIONAL PARTNERS, L.L.C.
                    ----------------------------------------
                                      None

                         BENCHMARK PLUS PARTNERS, L.L.C.
                         -------------------------------
                                      None

                        BENCHMARK PLUS MANAGEMENT, L.L.C.
                        ---------------------------------
                                      None

                                 SCOTT FRANZBLAU
                                 ---------------
                                      None

                                 ROBERT FERGUSON
                                 ---------------
                                      None